MBS SOURCE ETRADING INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

<table>
<tr><td>SEC FILE NUMBER</td></tr>
<tr><td>8-69123</td></tr>
</table>

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MBS SOURCE ETRADING INC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 SE 36th ST, SUITE 414
(No. and Street)

MERCER ISLAND   **WA**   **98040**
(City)   (State)   (Zip Code)

<table>
<tr><td>OFFICIAL USE ONLY</td></tr>
<tr><td>FIRM I.D. NO.</td></tr>
</table>

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIHAI SZABO   (206) 462.3837
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 165 Northridge   **CA**   **91324-1661**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, MIHAI SZABO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS SOURCE ETRADING INC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C MICHELLE CHILO
NOTARY
182025
PUBLIC
COMMISSION EXPIRES
11-30-23
STATE OF WASHINGTON

Signature

CEO
Title

C Michelle Chilo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of WASHINGTON
County of KING
Subscribed and sworn to (or affirmed) before me on this 22 day of January, 2020 by Mihai Szabo proved to me on the basis of satisfactory evidences to the the person who appeared before me.
Notary Public C Michelle Chilo







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of MBS Source eTrading Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Source eTrading Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 11, 2020

MBS SOURCE ETRADING INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

Assets

Cash	$	702,552
Deposit at clearing broker		100,001
Accounts receivable		51,307
Prepaid expenses		11,558
Rightof use asset		70,452
Other assets		7,828
Total assets	$	943,698

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	26,124
Deferred revenue		10,098
Lease Liability		70,452
Total liabilities		106,674

Commitments and contingencies

Stockholder's equity

Common stock, $0.001 per value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding	2,000
Preferred stock, $0.001 per value, 5,000,000 shares authorized, none issued and outstanding	
Retained earnings	835,024
Total stockholder's equity	837,024
Total liabilities and stockholder's equity	$ 943,698

The accompanying notes are an integral part of these financial statements

2

MBS SOURCE ETRADING INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2019

Revenues

Subscription and services revenue	$	1,126,360
Trading commissions		80,863
Rental Income		18,000
Interest and other income		6,302
Total revenues		1,231,525

Expenses

Employee compensation and benefits	605,074
Clearing fees	51,184
Occupancy	91,884
Professional fees	97,428
Licensing fees and permits	180,153
Other operating expenses	53,997
Total expenses	1,079,720

Net Income (loss) before income tax provision		151,805
Income tax provision		31,993
Net Income (loss)	$	**119,812**

The accompanying notes are an integral part of these financial statements

3

MBS SOURCE ETRADING INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance, December 31, 2018	$ 2,000	715,212	$ 717,212
Net income (loss)		119,812	$ 119,812
Balance, December 31, 2019	$ 2,000	$ 835,024	$ 837,024

The accompanying notes are an integral part of these financial statements

4

MBS SOURCE ETRADING INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash Flows from Operating Activities				
Net income (loss)			$	119,812
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Amoritization of right of use asset	$	76,684		
(Increase) decrease in assets:				
Accounts receivable		(17,707)		
Prepaid expenses		(2,650)		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		801		
Deferred revenue		(27,540)		
Total adjustments				29,588
Net cash provided by (used in) operating activities				149,400
Net cash provided by (used in) investing activities				-
Cash Flows from Financing Activities				
Principal payments on lease liability		(76,684)		
Net cash provided by (used in) financing activities				(76,684)
Net increase (decrease) in cash				72,716
Cash at the beginning of year				629,836
Cash at end of year			$	702,552
Supplementary cash flow information				
Cash paid during the year for:				
Interest	$	-		
Income Taxes	$	34,800		

Supplemental disclosure of non-cash transactions:

The Company recognized a Right of use asset by recording a Lease liability for $147,136

The accompanying notes are an integral part of these financial statements

5

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MBS Source eTrading Inc. ("the Company") is a securities broker-dealer registered with the Securities Exchange Commission ('SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), and Securities Investor Protection Corporation ('SIPC"). The Company was incorporated under the laws of the state of Washington on May, 11 2012.

The Company is engaged in trading of Mortgage Backed and Asset Backed securities ('MBS/ABS") with other broker-dealers and institutional customers. The Company does not hold security position at the end of the day, all securities purchased are sold, and the buyer is charged a commission. The Company is an introducing broker-dealer and clears all its transactions on a fully disclosed basis.

The Company's business also includes on-line access to a web based aggregation tool, containing mortgage and asset backed securities information. The Company's customers, who subscribe to the online data service, pay a monthly fee to access the website.

The Company is wholly-owned by MBS Source Holdings, Inc. (the "Parent"). The Parent also wholly-owns MBS Source, LLC (the "Related Party")

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission Income

Commissions associated with the securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subscription Income

Subscription income is generated by selling subscriptions to access the data on the web based platform through secure logins. Subscription revenue is recognized as earned on a monthly basis. The billing frequency is negotiated and stipulated in each contract.

Clearing Agreement

The Company entered into a clearing agreement with Axos Clearing, LLC (Formerly COR Clearing, LLC) registered in Delaware on a fully disclosed basis. The clearing broker clears all security transactions and remits the commissions, net of the clearing charges to the Company on a monthly basis.

Deferred Revenue

Deferred revenue includes amounts received in advance for subscriptions to access the on-line data.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is organized as a Corporation and subject to federal, state and local income taxes. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, and the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

NOTE 2: DEPOSIT AT CLEARING BROKER

The Company has a brokerage agreement with its clearing broker to service its account and transfer funds and securities on behalf of the Company. The Company has a $100,001 clearing fund deposit with Axos Clearing, LLC which serves as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1) the Company is subject to federal, state and local taxes. The Company performs monthly reviews to ascertain its tax liability. Income tax is determined using an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates. As of December 31, 2019, the Company's deferred tax assets were insignificant and they did not have any deferred liabilities.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions or related interest or penalties as of December 31, 2019.

NOTE 4:   RELATED-PARTY TRANSACTIONS

The Company and the Related Party entered into a Technology License Agreement to use and resell access to the Related Party's platform. The platform is a web based MBS/ABS data aggregation tool with sorting matching and bidding capabilities. The Company incurred $180,000 in expenses for the year ended December 31, 2019 under this agreement.

The Company has a lease agreement as described in Note 6. The Company subleases a portion of the property to the Related Party for a monthly fee. The Company received $18,000 in rental income for the year ended December 31, 2019 under this sublease agreement.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among unrelated parties.

NOTE 5:   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits.   The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 6: LEASES

The Company has obligations as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classified this lease as an operating lease. The lease contains three one-year renewal options. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The components of lese cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$	76,684
Other lease costs		22,800
Total lease cost	$	91,884

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows: Operating leases:

Right of use asset	$	70,452
Lease liability		70,452

Maturities of lease liability under the non-cancelable operating lase as of December 31, 2019 are:

2020	$	70,452
Thereafter		-
Total undiscounted lease payments	$	70,452
Less imputed interest		-
Total lease liability	$	70,452

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: RECENTLY ISSUED ACCOUNTING PRONUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, as disclosed in Note 6. Under the modified retrospective transition method, the Company recorded a Right-of-use asset and a Lease liability in the amount of $147,136.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $771,965 which was $766,965 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($36,222) to net capital was 0.05 to 1.

SUPPLEMENTARY INFORMATION

MBS SOURCE ETRADING INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2019

COMPUTATION OF NET CAPITAL

Common stock	$	2,000		
Retained earnings		835,024		
Total Stockholder's equity'			$	837,024
Less: Non-allowable assets				
Accounts Receivable		(45,673)		
Prepaid expenses		(11,558)		
Other assets		(7,828)		
Total non-allowable assets				(65,059)
Net capital				771,965
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 percent of aggregate indebtedness	$	2,415		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				5,000
Excess net capital			$	766,965
Aggregate indebtedness			$	36,222
Ratio of aggregate indebtedness to net capital		0.05 to 1		

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported December 31, 2019.

See report of independent registered public accounting firm

MBS SOURCE ETRADING INC.

SCHEDULE II - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements For Brokers and
Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

13

MBS Source eTrading Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of MBS Source eTrading Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MBS Source eTrading Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MBS Source eTrading Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MBS Source eTrading Inc. stated that MBS Source eTrading Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. MBS Source eTrading Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MBS Source eTrading Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
February 11, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MBS Source eTrading, Inc.
9725 SE 36th Street, Suite 414
Mercer Island, WA 98040

MBS Source eTrading, Inc.'s Exemption Report

MBS Source eTrading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year December 31, 2019 from January 1, 2019 to December 31, 2019 without exception.

MBS Source eTrading, Inc.

By: Mihai Szabo

Signature _____

Title: CEO

MBS Source eTrading Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and the Stockholder of MBS Source eTrading Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by MBS Source eTrading Inc. and the SIPC, solely to assist you and SIPC in evaluating MBS Source eTrading Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. MBS Source eTrading Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on MBS Source eTrading Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of MBS Source eTrading Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 11, 2020

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MBS Source eTrading Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

	Amount
Total assessment	$ 45
SIPC-6 general assessment	
Payment made on July 23, 2019	(21)
Less prior overpayment applied	(14)
SIPC-7 general assessment	
Payment made on January 14, 2020	(10)
Total assessment balance	
(overpayment carried forward)	$ -